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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                       of

                                   FORM 10-QSB
                         For Period Ended: June 30, 1998

                         DIAPULSE CORPORATION OF AMERICA
                         -------------------------------
                              (Name of Registrant)

                    321 East Shore Road, Great Neck, NY 11023
                    -----------------------------------------
                     (Address of Principal Executive Office)

                                      132-3
                                      -----
                            (Commission File Number)

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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.

Part II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject quarterly report on Form 10-QSB will be filed on or before the five calendar days following the prescribed due date;

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

      State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

            There have been delays in completing the 10-KSB for the year ended December 31, 1997, which the Company expects to have resolved very shortly. As a result of the delays, the Company has been delayed in closing its books for the second quarter of 1998.

            As a result of the foregoing, the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998, cannot be completed and timely filed without unreasonable effort or expense.

Part IV

      (1) Name and telephone number of person to contact in regard to this notification.

                     Jesse Ross                 (516) 466-3030
                     -----------------------------------------

      (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                  Yes |_|          No |X|

As described above, The Company has not yet files its Form 10-KSB for the year ended December 31, 1997. It expects to file Form 10-KSB shortly.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attached an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Yes |X|           No |_|

      The Company expects its results of operations for the first quarter of fiscal 1998 to be significantly less profitable that the first quarter of 1997. Sales are significantly less, which will result in lower gross margins and lower earnings.

            DIAPULSE CORPORTION OF AMERICA has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: May 14, 1998,                       By: /s/ Jesse Ross
                                                   -----------------------------
                                                Name: Jesse Ross
                                                Title: Chairman of the Board
                                                       and President